Consent of Independent Registered Public Accounting Firm


The Board of Trustees and Shareholders
Oak Associates Funds:

We consent to the use of our report, incorporated herein by reference dated December 22, 2005, for the White Oak Select Growth Fund (formerly the White Oak Growth Stock Fund), Rock Oak Core Growth Fund, Pin Oak Aggressive Stock Fund, River Oak Discovery Fund, Red Oak Technology Select Fund, Black Oak Emerging Technology Fund, and Live Oak Health Sciences Fund, each a series of the Oak Associates Funds, as of October 31, 2005, and to the references to our firm under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Experts" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 27, 2006